Filed by M&T Bank Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Partners Trust Financial Group, Inc.
Commission File No. 001-31277
     On August 1, 2007, the following letter from Mark J. Czarnecki, President of M&T Bank and Michael P. Pinto, Vice Chairman of M&T Bank, was mailed to the employees of Partners Trust Financial Group, Inc.:
[M&T Bank Letterhead]
<Employee Name>
<Home address>
<City, State, Zip>
Dear <Mr./Ms.><Last Name>:
With the recent announcement of Partners Trust’s plans to merge into M&T Bank, we’d like to take this opportunity to introduce you to M&T and begin to answer some of the questions you may have about the merger and what it will mean to you as a Partners Trust employee. We understand that with change comes some uncertainty and anxiety, which is why we’re committed to providing you with the answers to your questions as quickly as possible
While you’re probably familiar with the M&T Bank name and have heard some of the “facts and figures” about us in the last few days, there are some things you may not know about M&T:
•	We’ve been serving the needs of Upstate New Yorkers for over 150 years.

•	For two consecutive years, M&T has been ranked by Business Week magazine among the top ten most generous companies in the U.S. based on charitable giving as a percentage of revenues.

•	M&T consistently receives the highest possible ratings from bank regulators for our investments in the communities we serve.

•	We’ve been recognized by Fortune magazine for the last two years as one of America’s Most Admired Companies.
We share this information with you to provide a bit more insight into M&T and our business philosophy, and while we hope you find it beneficial, we recognize that the questions uppermost in your mind relate to how the planned merger will affect you.
Within the next few weeks you will receive an invitation to attend a “town hall” meeting, which will be scheduled for mid to late August. At this session, you’ll meet members of M&T’s Human Resources team, as well as leaders of the appropriate M&T business units who will provide you with more detailed information about the transition process.
In the meantime, it’s business as usual for everyone at Partners Trust and M&T Bank — with a focus on our day-to-day activities and the anticipation of what we know will be a very successful merger.
Thank you.
Sincerely,

/s/ Mark J. Czarnecki	/s/ Michael P. Pinto

Mark J. Czarnecki	Michael P. Pinto
President	Vice Chairman
Please see the reverse side for additional information about the proposed merger.

The proposed merger will be submitted to Partners Trust’s stockholders for their consideration. M&T will file a registration statement, which will include a proxy statement/prospectus to be sent to Partners Trust’s stockholders, and each of Partners Trust and M&T may file other relevant documents concerning the proposed merger with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS OR FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M&T and Partners Trust, at the SEC’s web site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Partners Trust’s website (http://www.partnerstrust.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing M&T’s Web site (http://www.mandtbank.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Partners Trust and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Partners Trust in connection with the proposed merger. Information about the directors and executive officers of Partners Trust is set forth in the proxy statement for Partners Trust’s 2007 annual meeting of stockholders, as filed with the SEC on March 23, 2007. Additional information regarding the interest of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described above.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
The proposed merger will be submitted to Partners Trust’s stockholders for their consideration. M&T will file a registration statement, which will include a proxy statement/prospectus to be sent to Partners Trust’s stockholders, and each of Partners Trust and M&T may file other relevant documents concerning the proposed merger with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS OR FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M&T and Partners Trust, at the SEC’s web site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Partners Trust’s website (http://www.partnerstrust.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing M&T’s Web site (http://www.mandtbank.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Partners Trust and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Partners Trust in connection with the proposed merger. Information about the directors and executive officers of Partners Trust is set forth in the proxy statement for Partners Trust’s 2007 annual meeting of stockholders, as filed with the SEC on March 23, 2007. Additional information regarding the interest of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described above.